ELECTRAMECCANICA VEHICLES CORP.
102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4
Telephone: (604) 428-7656 and Email: info@electrameccanica.com

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Special Meeting (the "Meeting") of all the shareholders (the "Shareholders") of ElectraMeccanica Vehicles Corp. (the "Company") will be held at 102 East 1st Avenue, Vancouver, British Columbia, Canada, on Thursday, the 15th day of March, 2018, at the hour of 3:00 p.m. (PST), for the following purpose:

    to consider, and if thought fit, to pass an ordinary resolution to change the number of director positions on the Board of Directors of the Company to seven (7).

Specific details of the above item of business is contained in the Information Circular that accompanies this Notice of Meeting ("Notice"). The Meeting will also consider any permitted amendment to or variation of any matter identified in this Notice and will transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Unregistered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are an unregistered (beneficial) shareholder.

Dated at Vancouver, British Columbia, Canada, on this 15th day of February, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

"Jerry Kroll"

Jerry Kroll
President and Chief Executive Officer

__________

ELECTRAMECCANICA VEHICLES CORP.
102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4
Telephone: (604) 428-7656 and Email: info@electrameccanica.com

INFORMATION CIRCULAR
(with information as at February 13, 2018 (except as otherwise indicated))

This Information Circular (the "Information Circular") is furnished in connection with the solicitation of proxies by management of ElectraMeccanica Vehicles Corp. (the "Company") for use at the special meeting (the "Meeting") of its shareholders to be held on March 15, 2018 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to ElectraMeccanica Vehicles Corp. "Common Shares" means common shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)     each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)     any amendment to or variation of any matter identified therein, and

(c)     any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by choosing one of the following methods:

(a)     complete, date and sign the enclosed form of Proxy and return it to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1; or

(b)     use a touch-tone phone to transmit voting choices to the toll-free number given in the Proxy. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy form for the toll-free number, the holder's account number and the proxy access number; or

(c)     log onto Computershare's website at www.investorvote.com. Registered shareholders must follow the instructions provided on the website and refer to the enclosed Proxy form for the holder's account number and the proxy access number.

In either case you must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof. Failure to complete or deposit a Proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Company's Board of Directors (the "Board") at its discretion without notice. Please note that in order to vote your Common Shares in person at the Meeting, you must attend the Meeting and register with the Scrutineer before the Meeting.  If you have already submitted a Proxy, but choose to change your method of voting and attend the Meeting to vote, then you should register with the Scrutineer before the Meeting and inform them that your previously submitted Proxy is revoked and that you personally will vote your Common Shares at the Meeting.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States of America (the "U.S." or the "United States") the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

Generally Beneficial Shareholders fall under two categories - those who object to their name being made known to the issuers of securities which they own (called "OBOs" for "Objecting Beneficial Owners") and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for "Non-Objecting Beneficial Owners").

These securityholder materials are sent to both registered and non-registered (beneficial) owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") in Canada and in the United States. Broadridge mails a Voting Instruction Form ("VIF") in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right insert the name of your desired representative (which may be you) in the blank space provided in the VIF. Once you have completed and signed your VIF return it to Broadridge by mail or facsimile, or deliver your voting instructions to Broadridge by phone or via the internet, in accordance with Broadridge's instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge's instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted at the Meeting as per your instructions; or (b) have an alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada, and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended (the "BCBCA"), certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)     executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or duly authorized attorney, and by delivering the proxy bearing a later date to Computershare or at the address of the registered office of the Company, located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)     personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company was incorporated as a private British Columbia company on February 16, 2015. The Company is subject to the reporting requirements with the United States Securities and Exchange Commission under Section 13 of the Exchange Act. On June 27, 2017 the Company received its trading symbol, "ECCTF", from the Financial Industry Regulatory Authority ("FINRA") and, on the same day, the Common Shares were posted for trading on the OTCQB Venture Market (the "OTCQB"), which is operated by the OTC Markets Group Inc. Pursuant to Multilateral Instrument 51-105, the Company became a reporting issuer in British Columbia on the date it received its trading symbol from FINRA.

The Board has fixed February 13, 2018 as the record date (the "Record Date") for determining persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares are currently posted for trading on the OTCQB and the Company is authorized to issue an unlimited number of Common Shares. As of February 13, 2018, there were 49,107,054 Common Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of non-voting Preferred Shares, without par value. As at the Record Date, there were no Preferred Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, the following persons or corporations who beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at February 13, 2018 were:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
Jerry Kroll	17,175,000(1)	35%

Note:

(1)      This figure consists of: (a) 7,175,000 Common Shares registered directly to Jerry Kroll; and (b) 10,000,000 Common Shares held by Ascend Sportmanagement Inc., over which Mr. Kroll has discretionary voting and investment authority. Mr. Kroll also directly holds the following warrants and options representing undiluted Common Shares, which undiluted Common Shares are not included in the above table: (i) 175,000 Common Shares issuable upon exercise of warrants; and (ii) options to purchase an aggregate of 50,020,000 Common Shares, of which 33,749,990 options are vested.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolution described herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

Following is the matter to be attended to at the Meeting:

•     to consider, and if thought fit, to pass an ordinary resolution to change the number of director positions on the Board of Directors of the Company to seven (7).

Proposed Change in the Number of Director Positions

The Board of Directors of the Company intends to appoint Henry Reisner, the Company's Chief Operating Officer as a director of the Company, which would result in there being four directors, and which the directors would be authorized to appoint Mr. Reisner in accordance with the BCBCA. However, the Company intends to conduct an initial public offering in the United States pursuant to a Form F-1 registration statement and upon completion of such initial public offering, the Company intends to concurrently list its common shares on the Nasdaq Capital Market. The Nasdaq Capital Market requires that the board of directors must be comprised of a majority of the independent directors. Since Henry Reisner and Jerry Kroll would not be independent directors, the Company would be required to appoint at least one more additional independent director in order to meet the Nasdaq Capital Market listing requirements; however, the Board of Directors of the Company would like the flexibility to appoint up to three more additional independent directors upon finding such suitable candidates with the proper mix of talent, experience and expertise.

Therefore, the Company is now seeking approval from the Shareholders in order to set the number of director positions on the Board of Directors of the Company at seven (7).

Change in the Number of Director Positions

At the Meeting Shareholders will be asked to consider, and if thought fit, to approve the Change in the Number of Director Positions Resolution as an ordinary resolution, with or without variation, as follows:

"RESOLVED as an ordinary resolution, with or without variation, that the number of director positions on the Board of Directors of the Company be set at seven (7)."

The Board recommends that Shareholders vote in favor of the Change in the Number of Director Positions Resolution. Unless you give instructions otherwise, the persons named in the form of proxy intend to vote FOR the approval of the resolution to set the number of director positions on the Board of Directors of the Company at seven (7).

This ordinary resolution must be approved by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be obtained under the Company's SEDAR profile at www.Sedar.com or, upon request, directly from the Company at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4, tel: 604-428-7656. The Company may require payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this information circular.

The contents of this information circular and its distribution to shareholders have been approved by the Board of the Company.

Dated at Vancouver, British Columbia, Canada, on this 15th day of February, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

"Jerry Kroll"

Jerry Kroll
President and Chief Executive Officer

__________